UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 3, 2024, Senrui Bochuang (Beijing) Technology Co., Ltd. (the “Senrui Bochuang”), a subsidiary of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a forest rights transfer agreement (the “Forest Rights Transfer Agreement”) with Zhiguo Han, an individual (the “Transferor”). Under the Forest Rights Transfer Agreement, Senrui Bochuang will acquire all rights associated with approximately 3,000 acres of forest land located in Dongpo Village, Lingqiu County, Datong City, Shanxi Province, China, including ownership of and usage rights over approximately 30,000 mature trees, for a total consideration of RMB 56,000,000 (approximately $8.4 million) in cash. The cash consideration will be paid in three installments: (i) an initial payment of RMB 16,800,000 within five days upon the entry of Forest Rights Transfer Agreement, (ii) a second payment of RMB 36,400,000 within five days after receipt of the original copy of the forest rights certificate from the Transferor, and (iii) final payment of RMB 2,800,000 within five days after the completion of the record change procedures for the forest rights certificate, which procedures are expected to be completed within one year.

The Forest Rights Transfer Agreement provides that the rights being transferred are valid until January 15, 2062. The Transferor has represented that all necessary approvals from relevant authorities have been obtained and that there are no existing disputes or encumbrances related to the transferred rights. The Forest Rights Transfer Agreement contains other customary representations, warranties and agreements by Senrui Bochuang and the Transferor, and indemnification obligations of the Transferor against certain liabilities.

The Board of Directors of the Company has approved the entry of the Forest Rights Transfer Agreement. Senrui Bochuang plans to utilize the forest land to develop a modern agricultural, pastoral, cultural and tourism project, which involves raising ecological Qingbei goats under the forest, and cultivating high-standard, high-value-added fruits through facility agriculture. .

The foregoing description of the Forest Rights Transfer Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, a copy of which is attached hereto as Exhibit 4.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such documents, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1+	English Translation of Forest Rights Transfer Agreement by and between Zhiguo Han and Senrui Bochuang (Beijing) Technology Co., Ltd.

+	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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